

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

William N. Johnston
Chief Financial Officer
TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
99 South New York Ave.
Winter Park, Florida 32789

> **Re: TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.**
> **Post Qualification Amendment on Form 1-A**
> **Response dated May 11, 2021**
> **File No. 024-10945**

Dear Mr. Johnston:

We have reviewed your May 11, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2021 letter.

Correspondence filed May 11, 2021

General

1. We note from your response to comment 3 that the TG Holdcos are variable interest entities and that you will revise your audited financial statements to reflect consolidation of these entities. Please provide us with your analysis of your accounting for these entities. Your response should include, but not be limited to, a discussion of how you determined these entities are variable interest entities, what creates your variable interest, and how you determined you are the primary beneficiary. Please cite the applicable accounting guidance in your response. We may have additional comments on your response to comment 3 after considering your analysis.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Dr. Laurence J. Pino, Esq